FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2004

Commission File Number: 001-12568

BBVA Banco Francés S.A.

(Exact name of registrant as specified in its charter)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item
1.	Directors’ Report required by the Argentine Business Company’s Law No. 19550 as amended for fiscal year ended December 31, 2003

Annual Report & Financial Statements

January – December, 2003

Table of Contents

Notice of Ordinary and Extraordinary Shareholders’ Meeting

Main Data

Letter from the Board of Directors

Management

Annual Report

Banco Bilbao Vizcaya Argentaria

Financial Statements

Branch Network

Notice of the Ordinary and Extraordinary Shareholders’ Meeting

Shareholders are invited to the Ordinary and Extraordinary Stockholders´ Meeting to be held in first call on April 22, 2004 at 4:00 p.m. and, if no quorum is met, the second call will be at 5:00 p.m. In the event that there is no quorum to act as an Extraordinary Shareholders’ Meeting for purposes of item 10 of the agenda, the second call for such meeting shall take place at a later date. The meeting is to take place at the Claridge Hotel, 535 Tucumán Street, Buenos Aires, to act upon the following:

Agenda

Item 1:	Election of two stockholders to approve and sign the minutes of the Stockholders’ Meeting together with the chair of the Shareholders’ Meeting.

Item 2:	Approval of the Directors’ Report, Annual Financial Statements, Report of the Inspection Committee and Auditors’ Report, for the fiscal year Number 129, ended December 31, 2003.

Item 3:	Approval of the performance of the Board of Directors and Inspection Committee.

Item 4:	Consideration of the earnings/losses for the fiscal year Number 129, ended December 31, 2003.

Item 5:	Compensation of the members of the Board of Directors, including salaries, remunerations for administrative functions and other special fees (appropriated amount: Ps.2,834,206.81) for the fiscal year ended December 31, 2003, which registered a net loss computable under the National Securities Commission (Comisión Nacional de Valores) standards.

Item 6:	Compensation of the members of the Inspection Committee for the fiscal year ended December 31, 2003.

Item 7:	Determination of the number of Directors and, if necessary, ensuing election of new Directors for a three-year period.

Item 8:	Election of three permanent and three alternate statutory auditors (síndicos) to constitute the Inspection Committee until December 31, 2004.

Item 9:	Approval of independent accountant’s compensation for auditing the Annual Financial Statements for the fiscal year ended December, 31, 2003. Appointment of an independent accountant to audit the Annual Financial Statements for the present fiscal year.

Item 10:	Budget for the Audit Committee to obtain advisory services. Ratification of the rules of the Audit Committee .

Item 11:	Capital increase up to an aggregate par value of Pesos 385,000,000 by susbscription of common, book-entry shares, entitled to one vote per share and a par value of one peso with the same rights (including, without limitation, the same right to receive dividends) as those shares of the same class outstanding at the time of issue.

Request the registration of the shares for their public offering in the Republic of Argentina and the listing of such shares on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires).

Delegation to the Board of Directors of authority to:

1- Determine all other terms and conditions of issue of the new shares, including, without limitation:

(a)	the number of shares to be subscribed, within the limits approved by the Shareholders’ Meeting, and the time for the issuance. In addition the Board of Directors is entitled to (i) to effect one or more issuances within two years of the date of the Shareholders’ Meeting, and to determine the amount of the issuance in each instance, being allowed to issue only part of the authorized maximum amount, (ii) place any new shares that remain unsubscribed, in private or public offerings, after the pre-emptive and accretion rights have been exercised and decide on the cancellation of these remaining new shares, (iii) make a statement on the total amount subscribed and terminate the offer of shares, even without having issued the maximum total amount of shares determined by the Shareholders’ Meeting;

(b)	the number of shares required to subscribe a new share and the minimum number of shares to be subscribed;

(c)	payment terms, including, without limitation: (i) the form of payment for the new shares, which may be (1) in cash; and/or (2) the balance of any debt of BBVA Banco Francés S.A. to Banco Bilbao Vizcaya Argentaria, S.A. as of the date of the capitalization; subject to the authorization of regulatory authorities if necessary (“Eligible Loans,” and together with the assets indicated in (1), the “Eligible Assets”).

Banco Bilbao Vizcaya Argentaria will capitalize a loan granted to Banco Francés in an amount of up to US$77.7 million (seventy-seven million and seven hundred thousand dollars).

BBVA will also participate in an additional capital increase to be subscribed directly or indirectly, in cash or in kind, in an amount of up to US$40 million (forty million dollars). Such additional subscription will be made in respect of the new shares that remain unsubscribed after the other stockholders of Banco Francés have exercised their pre-emptive rights; (ii) in the case of cash contributions, the subscription currency; (iii) the applicable exchange rate in case of foreign currency denominated Eligible Loans; and (iv) the exchange ratio; and

(d)	determine the premium per share for the issue, which, together with the par value of the new shares, must not exceed the weighted average price of the Company’s shares reported on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) during the five trading days prior to the date on which the subscription price is determined. The subscription price shall be determined at least five trading days prior to the date of expiration of the subscription period for shareholders with preemptive rights. If the weighted average price mentioned above is equal to or lower than Ps.1.00, the shares shall be offered without premium.

2-	carry out any and all required acts in order to implement the resolutions adopted and to make any amendments that may eventually be suggested by regulatory authorities and/or self-regulatory authorities in connection with the capital increase; and

3-	delegate any authority conveyed by the Shareholders’ Meeting to any persons appointed for such purpose.

The proceeds of the new shares paid-in in cash shall be used as working capital.

The Board of Directors

Note: a) in accordance with Section 238 of the Argentine Business Companies Law No. 19,550, stockholders wishing to attend the Stockholders’ Meeting must produce a certificate expressly issued by Caja de Valores S.A. stating the number of registered shares deposited in their respective accounts, at Banco Francés S.A. (Oficina de Títulos), Venezuela 538, second floor, Buenos Aires. This is to be effected during banking business days between 10:00 A.M. and 3:00 P.M. and not later than three business days prior to the date of the Ordinary and Extraordinary Stockholders’ Meeting (i.e. on or before April 16, 2004). Upon production of said certificate, stockholders will be issued a receipt valid for admission to the Stockholders’ Meeting. Stockholder representatives wishing to attend the Meeting are kindly requested to present all accrediting documentation at the Claridge Hotel, 535 Tucumán street, at least one hour prior to the assembly.

b) the Annual Stockholders’ Meeting shall meet and be held as an Extraordinary Stockholders’ Meeting solely for the purposes of considering item 10 of the Agenda.

c) Documentation to be considered at the Stockholders’ Meeting is available to stockholders at our Oficina de Títulos, as required by Section 67 of Law 19,550.

Main indicators

	12-31-2003	12-31-2002 (6)	12-31-2001 (6)
(In thousands of pesos, except income per share, per ADS and percentages)

Balance Sheet

Total Assets	14,120,823	14,743,288	18,397,787
Loans net of Allowances	5,903,443	6,925,623	12,302,946
Total Deposits	7,641,716	6,445,144	12,919,877
Stockholder’s equity	1,750,397	2,026,123	2,070,244

Income Statement

Net income	(275,726)	(1,251,262)	31,025
Total ordinary shares for the Period (thousands)	368,128	368,128	209,631
Total ADS for the period (thousands)	122,709	122,709	69,877

Selected information

Net income per share	(0.75)	(4.33)	0.15
Net income per ADS	(2.25)	(13.00)	0.44
Cash dividend per share	— (5)	— (5)	—	(5)
Cash dividend per ADS	— (5)	— (5)	—	(5)
Return on Average Assets(1)	(1.91)%	(7.55)%	0.14%
Return on Average Equity (2)	(14.60)%	(61.09)%	1.49%

Additional information

Branches	231	241	304
Employees	3,576	3,983	4,856

Exchange rate (Peso - Dollar)	2.9330	3.3630	1.000

Market Share (3) (4) (%)
Deposits	7.8%	8.3%	8.7%
Loans	8.7%	9.1%	8.7%

(1)	Net income (loss) as a percentage of total average assets, computing average balances at beginning and end of the fiscal year.
(2)	Net income (loss) as a percentage of shareholders’ equity, computing average balances at beginning and end of the fiscal year.
(3)	Source: BCRA (Argentine Central Bank). 2001: latest sample information.

2002: latest sample information.

2003: latest sample information.

(4)	BBVA Banco Francés S.A. in the local market.
(5)	The BCRA issued Communiqué “A” 3574 (Financial and Accounting Information Specimen) on April 22, 2002, suspending the distribution of dividends from financial institutions supervised thereby until the BCRA indicates the suspension of such measure.
(6)	Figures of previous periods were restated as of February 28, 2003, using coefficients based on the WPI (Wholesale Price Index) published by the National Institude os Statistics and Surveys.

Buenos Aires, February 2004

To the Shareholders:

Once more Argentina is back on its feet. The deep crisis experienced during 2002 left our country with significant and painful implications, but today we are surprised with the reaction capacity of a community that is used to the exercise of adjusting, waiting and standing up. The country is once again growing at an encouraging pace; exports, manufacturing industry and domestic consumption. Political stability has driven the economy, and the people´s confidence bets on a future of growth. Nonetheless, Argentina has still complex pending issues, including the rebuilding of our relationship with the investment community. We need to restructure our external debt to recover international credit. Today Argentina has idle capacity that allows for growth; in the future we will need direct investments and investment is tied to confidence.

The first condition is granted, we have a country on the move. Production increases, reserves grow, the peso appreciates and inflation is under control. The financial system has resumed lending. Deposits keep growing, and this is key for economic recovery; it is true that loan demand did not keep up with deposits inflow, but this is only a matter of time. The Financial System is prepared to give support to the companies, as it proved during the difficult restructuring process of corporate debt in 2003 offering mid-term financial alternatives that allowed companies to restore their economic situation.

BBVA Banco Francés, alike the overall financial system, experienced an extremely difficult year 2002. We started 2003 with the challenge of rebuilding growth and profitability. And we succeeded. The last months of this fiscal year are surprisingly different from the first months. Transactional banking activities are reflected on increased services and number of customers, we offer new investment alternatives and grant loans to consumer segment and to corporate clients for working capital needs. Banco Francés remained close to its customers and during this hard year we tried to make the best proposal, both for the customers and the Bank. We must look ahead. We must keep on track counting on the best team and the best service.

We still have issues that must be addressed, but we will do so in due time, managing our business. The great challenge of recovering profitability is still pending, and we know we will achieve it through more services, deposits and loans. There is no bank without the intermediation business, so we will target this activity in 2004. We are the leading private sector bank in deposits, technology and human resources, we bear the best customers’ valuation and the support of our shareholders. We have only one direction to follow: forward.

Yours very truly,

For the Board

Jorge Bledel

Chairman

Board of Directors of BBVA Banco Francés S.A. after the Ordinary

Shareholders’ Meeting held on April 30, 2003

Board of Directors

Chairman

Sr. Jorge Bledel (1)

Vice-chairman

Mr. Juan Ignacio Giménez Echeverría (2)

Directors

Mr. Marcelo Gustavo Canestri (3)

Mr. Javier D’Ornellas (4)

Mr. Oscar Miguel Castro (5)

Alternate Directors

Mr. Martín Ezequiel Zarich (6)

Mr. Carlos Horacio Peguet (7)

Offices’ due dates:	(1, 2, 5, 6 and 7)	12-31-2005
	(3 and 4)	12-31-2003

Statutory Inspection Committee

Statutory Auditors

Hugo Alberto Luppi, CPA

Carlos Bernardo Srulevich, CPA

Jorge Eduardo Ferro, CPA

Alternate Statutory Auditors

Lidia Beatriz Prychodzko, CPA

Oscar Ventrice, CPA

Juan Carlos Yemma, CPA

Offices’ due date: 12-31-2003

Appointed Independent Accountant

The Firm Deloitte & Co. S.R.L. through one of its partners, Mr. Carlos Bernardo Srulevich.

Areas and Officials

Chairman and Executive Director

Mr. Jorge Bledel*

Assistant Executive Director

Mr. José Carlos López Álvarez*

Risks

Mr. Jaime Azcoiti*

Audit

Mr. Eduardo Zerega

Global Wholesale Banking

Mr. Daniel González*

Local Wholesale Banking

Mr. Tomás Deane*

Retail Banking

Mr. Oscar Fantacone*

Financial Area

Mr. Marcelo Canestri*

Media

Mr. Gabriel Milstein*

Human Resources and Quality

Mr. Carlos Montoto*

Legal Advisory Services

Ms. Evelina Sarrailh

Regulatory Compliance

Mr. Miguel Russo

Institutional Relationships

Mr. Gonzalo Verdomar Weiss

* Members of the Executive Committee

Annual Report for the year ended December 31, 2003

Macroeconomic Overview

National Economic Situation

The year 2003 started with strong uncertainties at the political level due to the fact that at the beginning of the year the names of the candidates that would participate in the presidential election were still ignored. It was also unclear whether there would be primary elections in the Peronist Party. Finally the general elections took place in April. Dr. Nestor Kirchner, who obtained 22% of the votes in the first round, and Dr. Carlos Menem were elected to participate in a ballotage. Before the second round took place, Dr. Menem withdrew his candidacy and Dr. Kirchner took office as president on May 25. During the year and a half of a large provincial electoral schedule with citizens voting legislators and governors, Dr. Kirchner increasingly consolidated his power and intensified his positive image. The outcome of the provincial elections strongly benefited the Justicialista Party as it currently counts with an absolute majority in both Chambers of Congress and controls two thirds of the country’s provincial governments.

The decrease in political uncertainty together with exchange and price stability allowed for a significant recovery of consumer confidence, that translated into higher consumption levels towards the second semester. The economic activity strongly grew driven also by fixed gross investment, mainly in the construction industry. The real Gross Domestic Product (“GDP”) increased by 7.7% during the first nine months of the year, with a 9.8% inter-annual increase in the third quarter. During such quarter good producers sectors showed a much higher increase rate (15.9%) than services’ (4.8%) mainly driven by manufacturing and construction industry.

Local demand recovery, however, did not result in a larger pressure on prices as in average the economic figures are still below resource intensive ratio. Showing strong differences between goods and services, consumer prices increased only 3.7 % in 2003. Wholesale prices increased by 2%, mainly because of the increase in the prices of tradable goods.

The remarkable increase of monetary demand in pesos during the year contributed to keep inflation under control despite the significant expansion of the Monetary Base fueled by BCRA purchase of reserves. The current account surplus together with a decrease in funds outflow gave way to a positive foreign exchange balance that accounted for U$S4,948 millions as of November 2003. A portion of these foreign currency purchases to the private sector was allocated to multilateral entities payments and most of it to increase Central Bank’s reserves. Within this context of US dollars supply surplus and BCRA active intervention, the peso moderately appreciated from Ps.3.4 per U.S. dollar as of December 2002 to Ps.2.96 per U.S. dollar in December 2003 at the retail free market.

The trade balance was positively impacted by the international price increase of commodities exported from Argentina, mainly from the soy sector. Exports peaked in November with an increase of 14%, which 9% accounts for an increase in prices and only 5 % derives from the increase in exported quantities. Imports showed a much higher expansion rate (50%) due to the fast recovery of economic activity and to the reduction in the nominal exchange rate. In this case, imports of capital goods represent most of the total increase. Despite the significant improvement in terms of trade-off, the trade surplus in 2003 was slightly lower than the surplus in 2002 due to the fast increase in imports.

Tax revenue increased by 43% during 2003, with improved tax enforcement and collections. Income tax collections and export tax withholdings peaked above average. Income tax collections increased as a consequence of restrictions in balance sheet adjustments for inflation, while export tax withholdings increased because exports increased in 2003 and this tax had only been partially enforced during the previous year. During 2003, approximately 21% of tax revenue derived from the so-called distorting taxes: Withholdings and Debit and Credit levies. Primary/preliminary expenses showed a 28% increase, mainly driven by the year’s full enforcement of the Plan Jefes/jefas de Hogar, 13% refunding of public sector salaries and pensions reductions and larger transfers to provinces for Federal Co-participation on Special Taxes and Legislations. Primary surplus of national public sector then reached Ps.8,800 million which is equivalent to 2.4% of GDP, above the target agreed with the IMF. With Ps.6,914 million in interest payments corresponding to the debt with multilateral organizations and debt issued after the default, Argentina achieved a total fiscal surplus that amounted to Ps.1,967 million.

In addition to economic activity recovery, the labor market also showed a strong improvement, accounting for a high employment/GDP elasticity. Due to methodological changes introduced on the measurement of activity and employment rate and to a change in timing, the data is not strictly comparable to the information available for the previous year. Data released by INDEC generated with the new methodology show that the unemployment rate fell from 20.8% during the fourth quarter of 2002, to 16.3% during the third quarter of 2003, including in both cases as employed workers those beneficiaries of the subsidy plan for heads of household that render services in consideration for the subsidy as main occupation. Nominal salaries also recovered during the year with an 11.4 % increase as of November 2003, fueled by the incorporation of fixed amounts granted by the Executive Power to private sector workers. However, real salaries are almost 18% below pre-devaluation levels, with largest (30%) reduction in the real salaries in the informal sector.

International Monetary Situation

At the beginning of 2003, the global economic scenario was marked by a high risk perception in international financial markets due to the uncertainty caused by conflict between the United States and Iraq as well as the fear of new terrorist attacks. Once war uncertainties disappeared, fiscal and monetary stamina driven by Bush Administration gave way to a strong improvement in terms of activity during the second semester of the year, which allowed it to grow at high rates.

The positive economic data of the second semester and the improved growth perspectives allowed for an increase in yields. For example, 10-year rates reached a maximum of 4,6%. However, volatility was high during the year as a result of mood changes in the financial markets.

Short-term rates were at minimum levels. The Fed, forecasting inflationary and growth risks at the beginning of 2003, made one cutback in federal funds rate and kept it at 1%, while the European Central Bank also imposed restrictions by dropping rates twice, to 2%, with the purpose of bolstering growth in the region, that experienced stagnation during 2003.

Despite the improvements in the prospects of the United States economy, the ongoing strong fiscal and current account imbalances have caused a significant weakening of the U.S. dollar in comparison with other foreign currencies, particularly with the euro, that appreciated 20% in relation to the U.S. dollar during 2003.

The Financial System

During 2003 the situation of the financial system continued in a trend of stability, process started by the second semester of 2002. Deposits increased, loan reduction reversed and the entities of the system showed excess liquidity.

Though entities still have profitability concerns due to the mismatch between return on assets and liabilities, the fall in interest rates led to a change in the financial margins of financial entities, from negative to neutral or positive in some cases. The Government issued a bond in order to compensate financial entities for asymetric adjustment between the CER and CVS indexes, although compensation for the payment of precautionary measures (amparos) at free market exchange rate is still pending.

However, the financial system faces certain unresolved questions. To the extent that Argentine banks hold debt issued by the Government, their solvency may depend on the Government fulfilling its financial obligations. In addition, banks have not fully resumed the intermediation activity, which has traditionally been their core business.

Deposits and loans

Total deposits of the financial system grew approximately 22 % between ends. Within this category we include current accounts, sight accounts, savings accounts, time deposits and Cedros.

In April, the Central Bank proposed a new exchange plan option for rescheduled deposits or Cedros under much favorable conditions, and a significant percentage of the depositors accepted the proposal. The stock of Cedros stock fell considerably, from 29% of deposits at the end of 2002 to 6% at the end of 2003. Thus, the Cedros no longer represent a risk factor that threatens the financial system’s stability as they had in the previous year, due to the fall of precautionary measures (amparos) and legal actions filed by depositors against the pesification of deposits.

As regards the composition of deposits, the growth of sight accounts stands out in comparison with time deposits, which were fueled only by the reinvestment of Cedros. This trend was reinforced during the second half of the year when there was a net decline in term deposits and Cedros due to a reduction in interest rates and a change in expectations that promoted economic growth and private consumption.

Another relevant fact was the increase of public sector’s deposits - larger by far in proportion - due to the improvement of the government fiscal situation during 2003.

The total private sector loan portfolio reduced by Ps.3,500 million in 2003, despite the fact that banks started to grant short-term lines of credit to companies in the form of advances amounts in current account, a business that grew almost Ps.500 million during the year. Loans to individuals continued to decrease due to mortgage cancellations, the most significant type of transactions with individuals. However, the last months showed an upturn in personal loans and credit cards financing.

Interest Rates

There was a strong adjustment in interest rates for deposits in 2003. The nominal average rate for 30-days fixed term deposits in pesos fell from 20% at the beginning of January to between 3% and 4% in December 2003.

The increase in deposits, due to a larger demand of pesos by the public, and the slow recovery showed by credit gave way to a surplus in liquidity within the financial system driving the fall of interest rates. Between May and June rates fell beyond more than half as compared to previous months, and then kept falling at slower rates during the rest of the year.

Policies introduced by the Central Bank through Lebac tenders that became a referential point for the financial market’s level of interest rates were significantly important. Taking advantage of the liquidity surplus, the monetary authorities were able to place Lebac at increasingly longer terms, making use of different means (at fixed rate and adjusted by CER and US dollars), and shortening yields gradually. By year-end, the Central Bank started issuing Nobac, 3-year term notes. In many cases the restrictions of reserve requirements were also reduced in order to promote a reduction in interest rates and to encourage lending.

International Reserves

During 2003 international reserves peaked at US$3,643 million, showing an upward trend during the year. A portion of the heavy loss in foreign currency occurred in 2002 was recovered.

The Central Bank actively intervened in the exchange market and purchased US$5,565 million during the year at an average exchange rate of 2.95 pesos per U.S. dollar. In turn, the Government made payments of principal and interest to multilateral credit organizations in the amount of US$2,610 million.

Circulation and Monetary Base

During 2003, monetary demand in local currency showed a significant recovery. Monetary circulation increased Ps.11,514 million, that is, 61%. The rise was due to the fact that as of the month of May national and provincial quasi-currencies started being redeemed, a process that concluded approximately in December. By means of the Monetary Unification Program, quasi-currencies were exchanged by pesos and in addition, the federal Government assumed the debt represented by the qusi-currencies through bonds that were placed with the Central Bank secured by federal co-participation of taxes.

The monetary base in pesos grew Ps.17,240 million (59%), of which Ps.7,354 million accounted for the redemption of quasi-currencies mentioned. The Central Bank released its Monetary Program, that was reviewed at mid-year, and was accomplished according to the revised guidelines, as the monetary expansion remained between predefined bands while inflation was lower than estimated in the original version of the program.

Considering the data of expansion factors of the monetary base accrued during the year, a monetary base growth very similar to the expansion showed by the private external sector (purchase of US dollars to the private sector) stands out. The remaining factors that impact on the base creation as Lebac absorption, expansion from quasi-currencies redemption and contraction through public and financial sectors, were almost offset. These figures suggest that Central Bank’s monetary policy management was oriented during the year, among other targets, to the creation of money only with the support of reserves, that is to say, fuelled by genuine demand of pesos, which to a large extent reflected the adjustment of investors portfolio in favour of the peso.

BUSINESS AND ACTIVITIES

BBVA Banco Francés management policy went along with the evolution of the economy, stressing transactional business during the first semester, and recovering credit activities on the year’s second half, through the preservation of risk quality managed under a conservative criteria. The Bank stuck to its leadership target within the Argentine financial system, adopting a competitive behaviour based on ethics and a strong corporate culture focused on customer service. BBVA Banco Francés was able to consolidate and increase its market share, achieving by November 30, 2003, the first place among private banks in total deposits. In addition, with the double purpose of optimizing the efficiency in customer satisfaction and maximizing effectiveness, the Bank continued with its process of adjustment and adequacy of operating structure to the new business profile.

The following is a detail of measures adopted on the different commercial areas:

Retail Banking

Retail Banking maintains commercial relationships with 1.7 million individual customers and 26,200 small-sized companies, managed through 231 branches across the country.

During 2003, the commercial strategy was mainly based on communicating acknowledgement to the Bank’s customers, offering direct benefits through credit and debit cards and other products. We implemented the purchase-sale facility of US dollars and Euros, as well as transactions on other currencies through the distribution network. We also developed new products and launched others, which could not be offered during the year 2002 due to the financial crisis. Among the most important we must mention:

•	Personal Loans: a product that customers require, launched under special facilities, differentiated by the proceeds of funds. We granted 32.7 million pesos in more than 8,700 loans, between June and December 2003.

•	Investment alternatives:

•	Dollar-denominated savings and current accounts: 20,000 accounts were opened with total deposits of approximately 90 million dollars, as of December, 2003.

•	Term-deposits: pursuant to the strategy of the widest and most diversified market offer on investment alternatives, we launched a range of novel products.

a)	CER-adjusted term deposits

b)	CER Plus-adjusted term deposits: with guaranteed cero CER adjustment

c)	Floating rate term deposits.

•	FBA Fondo Horizonte: an investment fund that invests mainly in Argentine debt bonds with 4.65% yield during 2003.

•	Dinero Express: a product that allows customers to receive money from abroad with a deposit on their bank accounts.

•	US dollar and Euros-denominated travellers cheques

•	Personal accidents insurance policies, among others.

The Bank kept leading the market in salaries crediting, one of the main transactional products. As of December 2003 more than 7,000 companies were using this product at Banco Francés.

By September 2003, aligned with the strategy of a personalized service, preferred servicing was extended to all the branch network. VIP BBVA serves main individual customers of the Bank with products adapted to the sector’s needs.

We also incorporated new functions to alternative channels, to offer customers additional operating facilities. By December 2003, Francés NET accounted for 260,000 customers, while Phone Banking showed a monthly average of approximately 788,000 phone calls with more than 1.2 million transactions per month.

The Bank’s ATM network is the largest of the system, with a monthly average transactions level of 6,300/ATM and an availability rate of 95.7%.

Middle Market Banking

Middle Market Banking ended a year of recovery of activities and results, showing a significant improvement in asset quality. On this matter, we must stress the importance of a specialized network for the exclusive servicing of small and medium sized companies, the sole network with these characteristics in the country that serves more than 6,500 customers with an annual billing of up to 75 million pesos.

The fast adjustment of the structure to the current economic situation allowed for a clear and well-defined management and servicing model in this area. Middle Market Banking is comprised by 27 business units, divided into two regions: Region 1, with 13 branches, present in Buenos Aires, Cordoba and the North area of the country, and Region 2, with 14 branches, distributed in Greater Buenos Aires, Santa Fe and the regions of Mesopotamia, Patagonia and Cuyo.

The close relationship with customers and the network flexibility to adapt to the new macro and microeconomic scenario allowed the Bank to develop intense activities and to achieve the goals proposed by the Bank’s managerial level. Middle Market Banking made a significant contribution through fees, showing 40,8 million pesos, which represents 26% inter-annual increase.

Another issue to be highlighted is the effect of an increasingly efficient price policy of the management of financial resources. The deposits composition with larger concentration of sight deposits allowed to reduce the cost of funds to 1.8% in average, even lower than the Bank’s average cost of funds. As of December 31, 2003, Middle Market Banking liabilities amounted to 718 million pesos, with 28% annual growth. Deposits composition was approximately 22 % for term deposits, 38% for interest-bearing sight deposits and 40% for non-interest-bearing sight deposits.

As regards asset quality management, we must mention the big effort made in reducing the non-performing loan portfolio coming from the previous year’s crisis, which significantly dropped Middle Market Banking’s non-performing ratio.

This year’s target was to achieve a closer relationship of customers with the Bank and, within this context, we carried out an aggressive campaign to offer transactional products and attract new clients. We incorporated 1,204 new customers, 231 companies for salary crediting facility and established 134 electronic banking systems. In addition, the amount of customers who requested assistance through Francés Net Empresas peaked over 2,600. These activities went along with an aggressive advertising presence in written media and through the attendance to trade shows and events related to the industry.

Year 2004 finds Middle Market Banking with full capacity to render specialized services and to comply with larger requirements that arise from small and medium-sized companies reactivation. The Middle Market Banking is a self-financed intermediation business, with a healthy and growing portfolio and an important transactional products basis that ensure a stable base of fee income.

Corporate Banking

2003 was a year of recovery. The highly active transactional business allowed to double the number of transactions, significantly improving fee income. Simultaneously, certain cash management services, e.billing and corporate cards were able to position themselves accounting for a leading market share.

On the side of liability products, Corporate Banking reached a historic level in the amount of funding sources, with peaks over 1,000 million pesos; the large participation of sight deposits resulted in a lower average cost of funds. The volume of Mutual Funds also grew significantly, especially money market funds.

It is important to stress Corporate Banking performance in relation to customers financing. Despite the low demand of loans from the sector, the Bank introduced new loans, basically financing cash lags and pre-exports financing. In addition, we made very positive progress on debt restructuring of companies in default. On this respect, we must mention that, due to the amount of transactions closed, traded, collected and sold during 2003, there is only a remnant of cases that allow us to estimate the completion of the whole process during 2004 first semester.

The commercial approach and portfolio restructuring of Corporate Banking management during the year 2003, was well received by the market. The last polls indicate Banco Francés is the entity with the largest penetration and highest acknowledgement in the corporate segment.

Investment Banking

The capital market is still under the effects of an open process for the restructuring of the sovereign debt and that of most of the largest local companies indebted in dollars. However, fixed income transactions of the private sector grew with products designed for export financing, like those demanded by the agricultural sector. The Bank had an active participation in the design of new financial alternatives to satisfy the demand of a larger working capital in the export industry and the needs for investment of institutional and individual customers. It acted as organizer/placer of financing for more than 20 million dollars, including “Exportadores” and “El Tejar” trusts; and was appointed agent in Argentina of Telefónica de Argentina bonds for a total amount of 700 million dollars and 175 million pesos. In addition, Banco Francés proposed to act as Argentine agent in the exchange of National Government debt, together with Banco Nacion and Banco de Galicia.

In the equity business Banco Frances kept its leading position, taking part as agent in the equity public offering made by Tenaris for the remaining stock of Siderca and as Receiver Agent for the equity public offering of Atanor, carried out by the comptroller company D.A. International, a transaction that was performed together with Francés Valores. Both transactions were successfully closed before the fiscal year end.

Investment Banking continued working on financial counselling projects, especially Mergers and Acquisitions, though overall market conditions and characteristics of the project did not allow for significant progress on the main portfolio transactions, planning to advance on these works during the next year.

Asset Management

During 2003 BBVA Banco Francés continued to be a reference in advisory services and portfolio management, whether directly or indirectly through the offer of Mutual Funds that are part of “FBA Family”.

Mutual Funds

In terms of Mutual Funds, FBA Family developed during the year the process of normalization of different funds that were adversely impacted by the measures adopted by the national authorities as a result of December 2001 political and economic turmoil. In this sense, the main decision was the re-unification of quotas of those funds where the remedy of redemption at “portfolio valuations” under CNV General Resolution N° 384/01 was adopted. This re-unification was possible due to the portfolio management by Francés Administradora de Inversiones S.A., in its capacity of Fund Manager, allowing, as the secondary bonds market kept recovering, for the non-liquid portfolios to become available resources, both in pesos or US dollars, for the benefit of participants. Once certain funds were normalized, the subscription process interrupted as of January 2002, was restated. By the end of 2003, Fondos FBA Renta Pesos, FBA Calificado, FBA Acciones Globales and FBA Bonos are completely normalized and operating under the terms of its rules, while FBA Renta Corto Plazo, Fba Total and FBA Renta are still under normalization. Given the composite of the portfolios of the National Government bonds, FBA Renta Premium and FBA Renta Fija are the most negatively impacted, showing an uncertain future due to the default of the public debt.

On the other hand and aimed at offering investors alternative solutions for their needs, during the last quarter of the fiscal year the Bank launched Fondos FBA Horizonte, FBA Europa and FBA EE.UU. The first one, FBA Horizonte was created to be profitable mainly out of Argentina’s public bonds valuation and income, through the arbitrage of bonds, particularly of the so-called “new debt”. As regards FBA Europa and FBA EE.UU., both are floating rate funds which investments are devoted to European and US companies stocks respectively, allowing for investors in Argentina to participate in the evolution of such markets through peso-denominated investments.

In terms of performance of preexisting Funds, it must be stressed the evolution of FBA Bonos, achieving 27.37% profits in dollars for BMD quotas through the investments in Argentine and Latinamerican bonds, while in Floating Rate FBA

Calificado, a fund with investments in eligible stocks for portfolios of large institutional investors, achieved 97.18% profits in Pesos. On the other hand, FBA Acciones Globales, a fund that invests globally in stocks of different markets in the world and that has honoured redemptions in dollars at any time, even amid 2002 crisis, appreciated 85.61% in dollars.

In brief, FBA Family accounted for an overall net-worth of $ 499,3 million pesos, with increased market share from 5.14% to 8.80% at 2003 year-end.

This performance was led by FBA Renta Pesos growth (the remaining Time Deposit Funds can only be redeemed) from a net-worth at the beginning of the fiscal year of only $ 4 millions to $ 318,7 millions by year-end, result with 8.89% market share in the so-called Time Deposit Funds. As regards “money market funds”, FBA Family mainly maintained its 8.6% share.

Portfolio Management

During the fiscal year, BBVA Banco Francés renewed its commitment with customized portfolio management, an exclusive service for companies and high-income individuals, seeking professionalism and efficiency in investment management, in accordance to their particular needs and investor profile.

Trust Banking

Trust banking business increased its income 12.4% as compared to 2002, and maintained its expansion rythm through agency services and offering trusts as a means for guarantee structuring, ensuring arrangements and facilitating business. Trust banking, created seven years ago, offers a wide range of trust products that can be applied on a diversity of sectors, especially, among others, the guarantee trust for exports financing, securing loans between funds receivers and settlors.

Agreements in force as of December 31, 2003 encompassed equity in trusts for 2,747 million pesos.

Additionally, we must stress the synergic effects of trust businesses on other activities of the Bank, that allow us to predict sustained expansion showed within a product consolidation framework in the Argentine market and from the leading and pioneering position of BBVA Banco Francés since 1996.

Risks

During the year 2003 financial entities continued suffering the impact of 2002 crisis on asset quality. Nonetheless, BBVA Banco Francés reduced new non-performing loans to only 10% of previous year’s amount, from a total of 1,874 million pesos in 2002 to 186 million pesos in the current fiscal year. Balance of non-performing loans showed the same trend, lowering the 1,690 million pesos as of December 31, 2002 to 812 million pesos at 2003’s yearend, due to an effective collection performance and the implementation of a conservative policy as regards write offs.

In this respect, it is important to stress that the level of reserves established by the Bank during the previous fiscal year, also under a very conservative criteria, proved to be the right one. Loan loss provisions which as of December 31, 2002 amounted to 1,196 million pesos, with a coverage ratio of 70.8%, allowed us to reverse allowances, with a positive impact on 2003 results for an amount of 201 million pesos.

The improved political and economic stability of the country led us to moderate certain risk strategies and policies designed for the future. Improvements in liquidity, foreign exchange stability and lower cost of funds, added up to facilitate the gradual recovery of loans. We granted short-term facilities and personal loans for retail segments, as well as loans to export companies, corporations providers and substitution of imports, through facilities devoted to the financing of working capital increase to satisfy external demand and certain sectors of the local demand.

The Follow-Up division worked hard together with other areas of the Bank, to complete important financial restructuring that, though slow and complex regularization processes, allowed to start recovering normal status of corporate assets.

The Loan Recovery division had a critical participation in the efficient performance of the non-performing loan portfolio, achieving a high level of collection of the written- off portfolio. While during 2002, 39 million pesos were collected in this item, 2003 showed a peak that totalled 147 million pesos, positioning Banco Francés among the major entities with best results on this item.

Operational risk continued implementing its tools, pursuant to a medium-term plan previously defined.

Year 2003 was also able to consolidate Market Risk division that widened its responsibilities to include structural and liquidity risks.

Risk Management, in line with its medium term strategy, continued developing internal proceedings to achieve the parameter of advanced model of the new Basilea agreements (BIS II). In this sense, we took the first steps to develop and apply methodologies oriented to achieve risk-related profitability (RAR), with the purpose of complying, in 2004, with its wide application to banking, products and, also, customers.

Year 2003 allows us to envisage a more promissory future; with the recovery of gross product and inflation under control, people show levels of optimism impossible to imagine a year ago. Increase of confidence directly impacts on the increase of domestic consumption and investment, while necessary conditions for sustained loan recovery starts showing up, regardless of the continued, strict risk control carried out through conservative credit policies.

Media

The Bank succeeded in working on availability of information technology and communication systems, and in improving quality of services, both for customers and users within the organization.

We developed commercial projects, especially those related to transactional banking, insurance, new term deposit facilities, accounts in dollars and Euros and reception of foreign transfers. With the purpose of speeding up and improving commercial operation we worked on the efficiency of processes and circuits related to lending and cards and we implemented a corporate tool (TECOM), that supports the work of business officers and segmentation. We also increased e.banking functions for individuals and corporations.

We must highlight improvements in commercial, IT and operating risk controls, included under the corporate strategy of the Group BBVA.

We improved technological infrastructure maintaining our special focus on the adjustment of the Bank’s operating expenses.

Human Resources

During this year the Bank actively devoted itself to enhance capacities and know-how of the different sectors and positions, managing 18,000 participations through on-site and distant activities, equating to 6.5 days of training/individual per year. Some of the most important activities were the following: progress in management model, expansion of VIP Banking and Service Quality to Retail network. In addition, we developed 7 training plans with 350 participants waiting to be trained for managerial, business, chief administration management and main cashier positions. We also carried out training programmes for 70 executives of the Bank, both at local business schools and through programmes organized by the Group BBVA.

Simultaneously, we continued with the Efficiency Plan for structures, started in 2001, reducing payroll in 10.2%, amounting to 3,576 employees at the end of the fiscal year. The plan gave priority to the advanced retirement of those employees about to retire, as well as to cover internal vacancies and promotions. 877 vacancies were covered with the Bank’s own staff, which accounted for 96% of total staff searches. On the other side, we maintained the relationship between staff in support areas to staff in business areas, at 19% and 81%, respectively.

Finally, during 2003, the whole organization was informed about the vision and principles of the new corporate culture that basically focuses on the customer, and we deepened the concept of Service Quality for local customers, based on a pre-agreed scheme between the areas of the Bank that deals with the service level expected. We also progressed on the implementation of a new a Human Resources system consisting on identifying the profiles of positions, assessing the performance of the staff and identifying improvements needed and training required.

Quality

Quality management was a basic issue for BBVA Banco Francés during 2003. Under the framework of corporate principles of the Group BBVA, we adopted measures focusing customers as the heart of our business:

•	We launched the Customers Services Model for retail branches, with the purpose of granting them tools to establish and apply a standardized model of customer’s services.

•	We started up the Customers Project aimed at enhancing trademark value through quality differentiation and improving fidelity through improved solutions for claims.

•	We maintained 16 International ISO 9000 Certificates approved by IRAM and AENOR.

•	We carried out the 8th. Internal Customer-Provider Poll and we continued measuring customary clients satisfaction of Retail and Middle Market Banking.

Audit

Audit management continued focusing on the monitoring and performance of the internal control system simultaneously maintaining a strong participation on the whole network of branches and intermediate units, with a special stress on credit, market and operating risks. During the fiscal year, we permanently monitored private sector portfolio and the level of provisions.

In addition, we complied with B.C.R.A. requirements related, particularly, to liability transactions and foreign trade.

Legal Advisory

Legal Advisory performance focused on providing counselling services to all areas in the Bank for the resolution of legal conflicts resulting from 2001 crisis and legal support to business sectors in the day to day activity. This implied maintaining an improved internal structure so as to have capacity enough to face legal and judicial proceedings filed, among which we must mention more than 30,000 legal processes due to 1st. and 2nd. generation precautionary measures (“amparos”) and 25,000 extrajudicial claims.

Regulatory Compliance

BBVA Banco Francés continues with its clear policy of standing against the organized crime, complying with international recommendations and rules and adjusting its proceedings to the requirements imposed by the relevant national organizations that rule on the prevention of the financing of terrorist activities and asset-laundering of illegal origin.

On the other side, with the purpose of preserving customers and shareholders’ confidence and ensuring transparency to the community, the entity is implementing and enforcing a behavioural code for the securities market environment and the Bank’s Behavioural Code, approved on December 2003. This code defines and develops the foundations of systematic ethical behaviour to be applied to all businesses and activities of the Bank and companies of the group in Argentina.

RELATIONSHIPS WITH THE COMMUNITY

Fundación BBVA Banco Francés

Fundación Banco Francés target is to cooperate with the improvement of the community’s welfare, working on action lines: to favour corporate success, to cooperate with certain undertakings of non-governmental organizations and to promote art, as the expression of community culture. On the axis of corporate success area, Fundación BBVA Banco Francés proposal is to offer an adequate environment for the promotion of information and knowledge. To such end, during 2003 we organized twelve activities for inland customers together with Middle Market Banking, we opened eight courses for customers and relatives of Middle Market and VIP Banking, on management tools and techniques, foreign languages and communication techniques and together with Corporate Banking, we organized exclusive conferences for customers, on macroeconomic perspectives and political-social scenario expected for 2004.

The Fundación entered into institutional cooperation agreements with important foreign educational institutions, such as the Internacional Institute on Government, Management and Policy of Georgetown University and the Universitá Degli Studi di Bologna and the Instituto Internacional de Dirección de Empresas de la Universidad de Deusto, with the purpose of implementing programmes and projects in common and organizing seminars, forums and conferences.

As regards the Third Sector, we made donations to fifty four educational centres and non-profit institutions of the Autonomous City of Buenos Aires and towns in Buenos Aires, Cordoba, La Pampa, Mendoza, Neuquen, Salta, Santa Fe and Tucuman, we sponsored seven training activities and courses organized by important institutions of the Third Sector, devoted to professional training of children with auditive incapacity, of businessmen and social leaders, didactics of chess game for Elementary Education and First Level, and we carried out exhibitions of indigenous craftsmanship from the region of Cuyo. It must also be stressed that the Fundación sponsored the research “Corporate Social Responsibility, a challenge for Argentina”, in charge of Fundación Grupo Sophía and we dictated twenty one courses to jobless young individuals aimed at granting free training, with the participation of five hundred and ninety eight young entrepreneurs.

Within the internal organization of the Bank, we started developing a Program of Corporate Volunteering of the Group BBVA in Argentina, with the purpose of quantifying and establishing the social work performed by the Bank’s staff and its affiliates.

As regards art support actions, we continued restoring and preserving the works of art of the Fundación’s Museum, that include the Badií Collection, and we started up a plan of integral restoration of the Casona Alsina, under the technical advisory service of the Undersecretariat for the Preservation of Cultural Patrimony of the Government of Buenos Aires City. With the purpose of promoting the Museum’s artistic patrimony, we continued with works in the city of Florence, Italy, aimed at celebrating an international exhibition in Arezzo, Italy, mother town of Líbero Badií, organized by the Italian cultural authorities of the Region of Tuscany and the Secretary of Tourism of the Province of Arezzo. We also continued with the program “The school and the museum”, with guided visits and educational meetings related to the permanent exhibition of master Badií, designed and planned for each one of the different educational levels. During 2003 academic year we received more than 1,200 students from private and public schools of elementary, EGB and high school/polimodal levels. Finally, we continued organizing different exhibitions in the Photography Room and we sponsored the exhibition “The trace of my memory” of the plastic artist Olga Autunno, in the premises of the Organización de Estados Iberoamericanos of Madrid, Spain.

Communication and Image

During 2003 Banco Francés implemented its program of social responsibility, supporting activities for initiatives related to social, educational, cultural and economic issues oriented to contribute to the community’s development.

The Bank carried out the 14th. Edition of the Agricultural Entrepreneur Prize with the participation of 15 provinces with 49 works. Nine of these entrepreneurs were granted prizes for the quality of their works. This prize represents an acknowledgement and an incentive for those businessmen, manufacturers and professionals of the agricultural sector that innovated their business and achieved profitability improvements.

Banco Francés also cooperated with different entities and foundations: Fundación Banco Francés, Fundación de la Policía Federal, Fundación Cámara Española de Comercio, Fundación Konex, Fundación Mediterránea, FIEL, Fundación Capital, Fundación Grupo Sophía and the Instituto Verificador de Circulaciones and the Consejo Publicitario Argentino. In addition, in the educational environment, the Bank supported the scholarship fund of the Universidad de San Andrés, Universidad Torcuato Di Tella and the Grupo Educativo Marín and sponsored public schools courses of Fundación Junior Achievement.

During this fiscal year Banco Francés continued granting support to the Foro Ecuménico Social. This Forum, consisting of representatives of the different religions, companies and political sectors, is aimed at promoting civic values that contribute to the community’s development. To such end, through the Bank’s initiative and sponsor, we created and carried out the Second Edition of the Prize to the 2003 Solidary Entrepreneur, with the participation of 134 social welfare undertakings of all the country.

MAIN SUBSIDIARIES

Credilogros Compañía Financiera S.A.

Once the difficulties of 2001 year end and the resulting lack of stability of 2002 were overcome, the Company’s target for 2003 was to recover the volume of activity and improvement of results, in order to achieve break even at the end of the fiscal year. Commercial activities were basically backed by services launched during 2002 that included the following:

•	Insurance policies, especially life insurance.

•	“Giro YA!!!”: with the purpose of increasing volume, we entered into an agreement with the firm OCA, under which this private postal company receives money orders at its 90 branches to be paid at Credilogros branches.

•	“Western Union”: the introduction of this product to the overall Credilogros network allowed to exceed budgeted volume of transactions, particularly payments.

•	“Cobramos TODO”: a product that allows for the collection, through branches cashiers, of services of more than 250 companies across the country.

We also managed liability products and launched a new offer, Cuenta Ahorro, an interest-bearing savings account with interest similar to term deposits, that grants customers liquidity and profitability.

•	Term Deposit: a traditional product for the attraction of funds, focused on the management of individual resources originated by bonuses, incentives or indemnities of own customers and third parties portfolio.

•	Cuenta Electrón: we continued working on this product for salary crediting, increasing volumes credited and amount of customers. Cuenta Electrón improves sources of funds and enhances cross-selling.

Finally it is important to stress improvements on financing products:

•	Credit Cards: we continued selling Visa card in significant volumes, recovering both activity and portfolio levels ratios.

•	Loans: we gradually increased lending, redesigning lines and defining a segmentation strategy by customer and proceeds of funds:

•	“Ayuda Económica”: short-term, low amounts facility, designed for employees with salaries below 400 pesos, which credit their salaries with Credilogros.

•	“Consumo $”: a line designed for non-customers.

•	“Renovación Consumo $”: a line designed for those that already were granted loans through Credilogros and showed good compliance.

•	“Plan Sueldo Electrón”/”Plan Sueldo BF”: special lines with differentiated rates, designed for employees who deposit salaries with Credilogros and Banco Francés (salaries between 400 and 1,000 pesos)

•	“Dealers”/”Dealers Prime”: financing transactions for consumption at sales point, with the variable of medium/medium high income (Prime). Among the agreements entered into, we can mention Metrogas, aimed at financing GNC equipments in vehicles, through its support network. During 2003 we introduced more than 200 companies to this financing scheme.

For a better credit risk control, Credilogros updated its scoring systems, and introduced technology tools for the segregation of risks and the analysis of delinquent behaviors. We also organized collection campaigns during the year, allowing for a significant reduction of delinquency rate.

Administrative expenses kept showing reductions through the implementation of a new plan for expenses reduction.

The achievement of 2003 targets allowed Credilogros to continue operating and complying with the guidelines of its corporate target: customers service, defined under categories C2, C3 and D, with the largest possible amount of financial services.

For the year 2004 the Company aims at consolidating products launched during this fiscal year and increasing attraction of new customers. In addition, we will analyze the development of new means of payment to complement the existing ones.

Banco Francés (Cayman) LTD.

This subsidiary, with total assets that amount to 950.8 million dollars, accounted for 121.6 million dollars in revenues, as compared with losses of 222 million dollars during the previous fiscal year, basically due to the effect of conversion into pesos of Argentine risk assets and to provisions related to Argentine risk assets.

During 2002, Banco Francés made an irrevocable capital contribution in securities consisting in Guaranteed Loans of the National Government for an amount of 185 million dollars of original face value, equating to 305 million pesos. In addition, BCRA approved BFGC capitalization with Boden 2012, NV 386 million dollars, related to the compensation derived from holdings of BFGC of Guaranteed Loans converted into pesos. This process was completed during the current fiscal year, when BCRA authorized the availability of mentioned bonds.

Additionally, during the month of March 2004, BBVA Banco Francés announced the sale of its equity holdings in Banco Francés (Cayman) Limited to Banco Bilbao Vizcaya Argentaria S.A, for an amount of 238 million dollars, payable in Guaranteed Loans at market value. The controlling authorities of Cayman Islands dully authorized such transaction.

Francés Valores Sociedad de Bolsa S.A.

Fiscal year 2003 represented an exceptional year for the stock market, as is shown by the 104.4% peak of Merval Index. Within this context Francés Valores Sociedad de Bolsa S.A. developed its activities with growing volumes, particularly during the last quarter.

We actively participated in business intermediation of “quasi-currencies” until the Government arranged for their redemption, and we developed linked businesses such as the intermediation of Guaranteed Loans.

During October Francés Valores Sociedad de Bolsa S.A. entered into an agreement with D.A. International to act as agent and organizer of the voluntary public offering for the acquisition of Atanor S.A. shares. Francés Valores worked together with BBVA Banco Francés S.A., as receiving agent of shareholders’ offers of Atanor S.A., in a successful transaction that allowed D.A. International to acquire shares for more than 53 million dollars, exceeding 98% of Atanor S.A. equity stock.

Francés Valores Sociedad de Bolsa S.A. accounted for 2.9 million pesos in annual revenues and a final result of 1.3 million pesos, with a net shareholders equity of 7.4 million pesos as of December 31, 2003.

Grupo Consolidar

Grupo Consolidar consists of Consolidar AFJP S.A. (Pension Fund Manager), Consolidar ART S.A. (Workers Compensation Insurer), Consolidar Retiro S.A., Consolidar Vida S.A., Consolidar Seguros S.A. and Consolidar Salud S.A., ranked as the most important social security retirement pension group in Argentina. This leading position was reached due to the implementation of efficient measures for funds and resources management and to the fast response to companies and individuals.

It must be stressed that 2003 was a year marked by the consequences of the deep and long crisis undergone by the whole country. However, the ordering of economic and financial variables and the gradual and slow recovery of economic activity level characterized this period. In this context, the capitalization system was consolidated as the unique instrument for driving productive investments.

Consolidar AFJP maintained its leading position of historic profitability among competitors. In addition, a research on profitability rates of AFJPs, carried out by the Instituto de Economía U.A.D.E., shows that, since the start-up of the system, Consolidar was the best option at the time of choosing a Fund Manager, in all the salaries segments assessed (500, 1,000 and 4,800 pesos).

During this fiscal year, Consolidar AFJP was able to notably increase the granting and payment of benefits, as a result of pending cases solved with ANSES and, basically, for the implementation of the option of splitted payment, through which services provided by the capitalization system are advanced.

The results of this fiscal year performance convalidate the main target and commitment of Consolidar AFJP: to preserve with energy, seriousness and transparency affiliates savings entrusted to the Company.

Additionally, Consolidar Compañía de Seguros de Retiro S.A., showed huge growth rates, and became during this period the absolute market leader of life annuities, both for number of insured individuals and mathematical reserves. This business currently offers a set of differentiated products that allow covering the diversity of realities and needs of the family groups.

Consolidar ART, the workers compensation insurer, in these seven years incorporated two insurance companies, three proprietary medical centers, consolidated a top nationwide medical network and launched hygiene and security services as a complementary product, ranking among the first workers compensation insurer in Argentina. Despite de difficult situation of the country, the strong position of Consolidar ART allowed it to stick to growth, services and efficiency policies adopted from the start with companies and workers.

In this sense, during this period it obtained the ISO 9002 certification in the Suscription and Guaranty Process, that together with Permanent Incapacities and Death Management, Prevention of Labor Risks Management and Attention to Claims and Derivations, amount to a total of four processes in force.

Consolidar Compañía de Seguros de Vida S.A. was born in 1994, aimed at becoming part of the business of social security life insurance. Currently, Consolidar AFJP represents its main agreement. This fiscal year accounted for a premium of 0.86% monthly average rate over the salary of every affiliate. The company’s reinsurance strategy was designed according to its short-term needs, though with a scheme that was planned to show larger benefits in the long run.

As regards the health business, Euromédica joined Consolidar in 2002, with the purpose of optimizing the service capacity and quality, renewing the leading company’s calling for the quality of its medical services. Under the name Consolidar Salud S.A., the company offers a diversity of service providers and coverage plans and national and international assistance for travelers; it plans to gradually widen the medical network for the whole country, in order to encompass a larger geographical coverage. As of 2003 yearend, Consolidar Salud S.A. is placed among the top-notch companies of prepaid medicine.

We must recall that as part of its quality commitment, Consolidar obtained the ISO 9002 certification for a number of processes. In 2000, Consolidar AFJP obtained the certification for its two strategic processes, contribution collection and crediting, and customer services, which, together with the certification obtained in 1999 for investment management, made the company rank first among the AFJPs. On the other side, Consolidar ART, during 2002, achieved the certification for two processes, also critical for the organization, the medical operating center and the activities of prevention of labor risks management; during 2001 the company obtained the certification for the management, approval and payment of permanent incapacity and death. During 2002 Consolidar ART certified the process of subscription and endorsement of agreements.

These acknowledgements from international rating bodies confirm Grupo Consolidar commitment with quality. This means more efficiency and security for customers, as well as transparent controls for better services.

Rombo Compañía Financiera S.A.

The company devoted its commercial efforts to relationships with licensee dealers, capitalizing those started during the previous year.

We launched a diversity of financing products to the market of individuals and implemented a leasing operation for legal entities, which allowed for a larger participation of financing on sales of Renault vehicles. During this fiscal year the company introduced financing facilities for the whole range of Nissan vehicles, under “Nissan Financiación”.

Activities grew during the second half of the year, reaching on November 16.4% ratio with Renault Argentina S.A. license, with an annual total rate of 5.5%, as a result of the annual completion of more than 800 transactions.

The market shows reactivation at the end of the fiscal year, with expectations of almost 200,000 sales units for 2004. Rombo Compañía Financiera is adapting its organization and staffing in order to be able to better satisfy the current and expected activities demand.

PSA Finance Argentina S.A.

PSA Finance started it credit activities in June 2003, for the financing of purchases of new Peugeot and Citroen vehicles and used cars of all trademarks. The introduction of pledged loan lines gradually started showing positive signs, in line with the market behaviour. While the demand showed an upward trend during the year, the financed volume is below that of previous year. The Company expects a positive evolution during 2004.

MANAGEMENT REPORT

Banco Francés business strategy is that of a universal banking, with a leadership calling in all market segments. Such strategy is based on a renewed corporate culture, focused on customers and teams, contributing to increase commercial capacity and to make a difference on the external image of the trademark. Following 2002 crisis the Bank changed its short-term commercial strategy and focused on transactional business, adapting its structure to achieve higher efficiency, while economic recovery allows resuming lending activity.

During the first half of this fiscal year, sales management centered on rendering transactional services, including management of methods of payment (with special emphasis on electronic media), insurance, opening of accounts and credit and debit cards transactions.

Banco Francés’ active participation on transactional business allowed for the growth of its customers base and the significant recovery of deposits volumes as of June 2002, when the trend showed a reversion and investments returned to the financial system. By the end of November 2003 the Bank ranked first in terms of deposits among private banks, at a monthly average rate of 2.4% growth on new term-deposits, and with only 121,5 million dollars in senior debt in the international capital markets. As of the second half of the fiscal year, the Bank gradually focused on financial intermediation business going along with the market in terms of lending recovery, without neglecting its conservative policy of risk selection. Net results of fiscal year showed 275.7 million pesos in losses, mainly due to a low net financial income and to the loss stemming from an asset related to the applied deferred tax method. Net Stockholders equity, at the end of 2003 fiscal year, totaled 1,750 million pesos, with 3,147 million pesos in stock exchange capitalization.

The improvement of theeconomic scenario, with G.D.P. growth, low inflation and monetary stability, resulted in a sustained increase of new deposits within the system, while rescheduled deposits continued falling. Banco Francés was able to capitalize its solid image within the domestic market with an excellent management that, by December 31, 2003, showed total deposits of 7,642 million pesos and 9.6% market share in private total deposits.

As regards assets, as already mentioned, the effects derived from 2001-2002 strong liquidity crisis, showed, during 2003 first half, lack of lending activity. However, as of the year’s second half, the Bank gradually recovered private sector financing with short-term lines through personal loans and credit cards in consumer segment, and financial trusts for financing of exports and new short-term facilities, such as checks discounts and guaranteed transactions, in the corporate segment. This recovery compensated in part the natural fall of net private sector loans that, as of December 2003, totaled 1,620 million pesos. On the other side, on the corporate segment, the Bank continued working on the restructuring of corporate debt, with very satisfactory results.

The financing activity of non-financial public sector totaled 6,998 million pesos at 2003 year end, managed through guaranteed loans and public securities. Loan portfolio to non-financial public sector fell from 5,023 million pesos as of December 2002 to 4,283 million pesos as of December 2003, due to the exchange of loans to provinces by national bonds, implemented during the current fiscal year, pursuant to decree 1579/02 and Ministry of Finance Resolution 539/02 (“Restructuring System for Provincial Debt”). As regards public securities position, the peak caused by such provincial exchange was balanced by a fall of total Bono Compensatorio BODEN 2012, due to the capitalization process of Banco Francés Cayman with Argentine bonds.

Another management issue during 2003 was the control of expenses aimed at an increase in efficiency. The Bank continued adapting its operating structure, closing branches and reducing payroll, in order to adjust to the new business profile. Staff was reduced in 407 employees and 10 retail branches were closed.

Risk quality was another priority. During 2002 fiscal year and the first quarter of the current fiscal year, the Bank implemented an overall review of portfolios and risks assumed, and adopted a very conservative policy as regards provisions for loans to the private sector. Once the effects of the crisis were overcome, as of the current fiscal year’s second quarter, the need to create reserves for bad debts showed a significant reduction, while the gradual restructuring of non-performing loans resulted in a reversion of reserves. Risk level, measured as the ratio between total non-performing financing and guarantees granted and total financing and guarantees granted, reached 11.45% as of December 31, 2003 with 57.18% coverage ratio.

Banco Francés ended fiscal year with net stockholders equity of 1,750 million pesos and a market capitalization of 3,129 million pesos. At the close of the financial statements, in March 18, 2004, the B.C.R.A. notified Banco Francés on the Resolution N° 52/04 of the Superintendent of Financial and Exchange Entities (Superintendente de Entidades Financieras y Cambiarias), which deemed effected the regularization and clearing of reformulation plan furnished by the Bank, including, among others, the sale of Banco Francés Cayman Limited and a capital increase of up to 385 million pesos. The Board of Director of the Bank assumes this capitalization process will significantly improve the computable net worth (RPC), at individual level, and will allow it to fully comply with Minimum Capital requirements and other technical ratios related to the RPC ruled by the B.C.R.A.

Financial Income and Expenses

The gross intermediation margin showed 33.5 million pesos in losses, in comparison to previous fiscal year’s profit of 1,815,9 million pesos. The mismatch of rates and terms of assets and liabilities of the Bank, after measures adopted by the Government during 2002 and 2003, caused a strong dependency of relative performance of retail inflation (IPC) with interest rate and evolution of exchange rate, due to the Bank’s long position in CER-adjusted instruments and in foreign currency. A significant portion of the Bank’s risk assets are variable, CER-adjusted (basically IPC) plus an annual interest rate, while the major portion of liabilities are fixed-rate related, except BCRA liquidity rediscounts and the remaining balance of rescheduled deposits and CEDROS for 1,043 million pesos, that show reductions according to the payment schedule.

It is worth mentioning that, as of April 30, 2003, BCRA established, under Communication “A” 3941, changes in the matching, in rate and term, of loans granted by the national and provincial banks and public bonds with liquidity rediscounts received by BCRA. Under the new regulation Banco Francés reduces its mismatch in approximately 1,800 million pesos.

As regards the remaining position of CER-adjusted assets, the strong fall of CER index - 40% - during 2002 fiscal year to 3.3% in the current fiscal year, with positive real interest rates, resulted in a negative margin during the first period of the year, reverting during the second half, after the strong fall in interest rates.

This must be added to the results from the exchange difference caused by devaluation of foreign exchange positions, that during the current fiscal year accounted for losses caused by 13% peso appreciation.

Fee Income and Expenses

Net fee income totaled 216 million pesos that accounted for 23% reduction as compared to previous fiscal year, mainly due to the inflation adjustment applied during 2002; at historical values, fees net income accounted for a slight 15% reduction. On this sense, Banco Francés was able to capitalize the emerging economic recovery and consumption reactivation, replacing income from fees related to the crisis with fees related to transactional services, particularly accounts maintenance, cards consumption, insurance sales and counseling and capital markets.

Administrative Expenses

Administrative expenses amounted to 507,7 million pesos during this fiscal year, also accounting for 24% reduction as compared to 2002 fiscal year. It must be stressed that, though inflation adjustment applied during 2002, basically explains the fall, comparison at historical values, shows 7.3% reduction, mainly due to organization and development expenses. Total expenses in staff showed a slight fall due to the fact that the continuity of the rationalization plan of expenses and structures was almost balanced by an increase in salaries implemented on April 2003.

Other Income and Expenses

Other income and expenses amounted to 301 million pesos during the present fiscal year, as compared to a 2,068 million pesos loss registered during the previous fiscal year. It is worth mentioning that a significant part of such results are related to our equity interest in Banco Francés Cayman that, in 2002 showed a loss due to the conversion into peso of a guaranteed loan portfolio of the Argentine government, while during current fiscal year, it showed a 189 million pesos gain.

Other income was positively impacted by a 146.9 million pesos loan loss recoveries and the reversal of provisions for an amount of 672.9 million pesos; this last mainly related to a reclassification in provision for loan losses (Provision for loan losses) and general provisions (Other expenses). Its counterpart is partly shown in Provision for other banking receivables (290.4 million pesos) and general provisions (344.5 million pesos), totaling 634.9 million pesos.

On June 19, 2003, the Central Bank objected the application of the deferred tax method. Such accounting method has been established by General Accounting Principles Accepted in Argentina and is internationally recognized and applied. On October 7, 2003, the Superintendency of Financial Institutions (“Superintendencia de Entidades Financieras y Cambiarias”), through resolution 118/03, confirmed the position taken in its letter dated June 19, 2003. Consequently, during the last quarter of fiscal year 2003, the Bank provisioned 100% of the remaining balance of such asset (185.5 million pesos) in Other expenses.

As for the reclassification of provisions, it is important to mention that, during the previous fiscal year, the Bank accounted for charges stemming from: a) the gap between the exchange rate of 1.4 pesos per dollar at which foreing currency deposits were converted into pesos plus CER adjustment and the free exchange rate at which legal injuctions had to be paid, and b) the classification as non-performing of other receivables and other allowances, which included risk assets such as private sector negotiable obligations purchased and guarantees granted by the Bank. On April 3, 2003, the Central Bank, through Communication “A” 3916, resolved that the gap between the exchange rate of 1.4 pesos per dollar at which foreing currency deposits were converted into pesos plus CER adjustment and the free exchange rate at which legal injuctions had to be paid, should be accounted for as an asset to be amortized in 60 months, beginning in April 2003. Accordingly, the Bank reversed provisions made during 2002 related to the payment of legal injunctions and reclassified them as general provisions. During the present fiscal year the Bank amortized a total amount of 132,3 million pesos, accounted for as Other expenses.

Proposed Income Distribution

The Central Bank of the Argentine Republic, by Communication “A” 3574 (Financial and Accounting Information Model) dated 04.22.2002, and Communication “B” 7683 dated 01.17.2003, has suspended income distribution of financial institutions under its supervision until further notice.

BANCO BILBAO VIZCAYA ARGENTARIA S.A.

The main shareholder rendered financial assistance to Banco Francés in order to face 2002 critical liquidity crisis. This meant the granting of loans and swap transactions, that at fiscal year end totaled 533,7 million pesos, and its participation in the process of capital increase during 2002 fiscal year, through which it capitalized loans previously granted to the Bank and negotiable obligations for an amount of 211 million dollars. BBVA, as of December 31, 2003, accounts for 79.5% of BBVA Banco Francés equity stock.

Data on BBVA S.A financial statements is available on its web page on the Internet.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: April 21, 2004	By:	/s/ María Elena Siburu de López Oliva
	Name:	María Elena Siburu de López Oliva
	Title:	Investor Relations Manager